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                                                  UNITED STATES                              0MB APPROVAL
                                      SECURITIES AND EXCHANGE COMMISSION                  OMB Number 3235-0058
                                             Washington, D.C. 20549
                                                                                        Estimated average burden
                                                                                        hours per response..2.50
                                                   FORM NT-10Q

                                           NOTIFICATION OF LATE FILING

                                                                                             SEC FILE NUMBER
                                                                                                 0-2180

(Check One):   [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR

      For Period Ended    July 31, l997                                                        CUSIP NUMBER
                          -------------                                                        89151T 10 6
      [  ] Transition Report on From-10K
      [  ] Transition Report on From 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on From 10-Q
      [  ] Transition Report on Form N-SAR
      For the Transition Period Ended:

                 Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

                   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I --REGISTRANT INFORMATION
                                   Total-Tel   USA Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable
                                             150 Clove Road
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Address of Principal Executive Office (Street and Number)

                                    Little Falls, New Jersey  07424
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City, State, and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

      |      (a)   The reasons described in reasonable detail in Part III of this form could not be
      |            eliminated without unreasonable effort or expense.
      |      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form
      |            20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[ X ] |            calendar day following the prescribed due date; or the subject quarterly report of
      |            transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
      |            calendar day following the prescribed due date; and
      |      (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been
      |            attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form-10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The substantial increase in carrier business requires additional calculation and account analysis.
The form 10-Q will be filed within the extension period. (Attach Extra Sheets if Needed)



PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

         Thomas P. Gunning                201                     812-1100
      --------------------------     ---------------        ----------------------
              (Name)                   (Area Code)           (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
   1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
                                                                                         [X]  Yes  [  ]  No



(3)   It is anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                         [X]  Yes  [  ]  No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Total-Tel USA Communications, Inc.      .
                         -------------------------------------------------
                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date               September 12 , 1997       By         /S/  Thomas P. Gunning
    -------------------------------------      -----------------------------------------
                                                 Secretary & Chief Financial Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence if the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                             ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
     Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.   Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART IV. - OTHER INFORMATION

(3)   It is estimated that operating results for the second quarter of the current fiscal year will be significantly below both the first quarter of the current fiscal year and the comparable period of the prior fiscal year.  Earnings for the current fiscal quarter are estimated to be $270,000 or $.08 per share as compared to $.18 per share for the prior quarter of the current fiscal year and $.23 per share for the comparable period of the prior fiscal year.

   The reasons for the decline in earnings per share are principally attributable to, among other factors, a significant change in the Registrant's product mix which resulted in lower gross margins and substantial additional costs, primarily salaries, incurred to prepare for entrance into the European market.


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